Startech Environmental Corporation
                            88 Danbury Road, Suite 2A
                         Wilton, Connecticut 06897-2525
                               Tel: (203) 762-2499
                               Fax: (203) 761-0839


                                 March 11, 2008


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------
Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:     Startech Environmental Corporation
                          Amendment No. 1 to Registration Statement on Form S-1 Filed October 31, 2007
                          File No. 333-143478

Dear Ms. Hardy:

     On behalf of Startech Environmental Corporation ("we" or the "Company"), we respond as follows to the Staff's comment letter dated November 26, 2007 relating to the above-captioned amended registration statement on Form S-1. Captions and page references herein correspond to those set forth in the amended registration statement (the "prospectus"), unless otherwise specified. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

General
-------

1. Please file a redlined version of your next amendment on EDGAR which shows changes from the previous submission pursuant to Rule 310 of Regulation S-T.

     Pursuant to Rule 310 of Regulation S-T, we have filed a redlined version of Amendment No. 2 on EDGAR which shows changes from Amendment No. 1.

2. Please tell us why a Form 8-K was not filed related to the purchase of a 10 TPD (rated) Plasma Converter System from Plasma Processing Technologies Ltd of England and Wales (PPT).

     The purchase by PPT was publicly disclosed in a press release issued by the Company on August 21, 2007 and in our Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the "Commission") on September 14, 2007. However, the Company inadvertently failed to file a Form 8-K relating to the purchase by PPT referred to above. We will file Form 8-K's in the future to disclose material sales similar to the purchase by PPT.

Ms. Jennifer Hardy
March 11, 2008
Page 2


3. Please provide your analysis of whether Cornell Capital is an affiliate. In this analysis, please address the total number of shares of stock that Cornell could receive pursuant to its outstanding transactions with the company.

     We have been advised by Cornell Capital that, as of February 27, 2008, they own 915,000 shares of our common stock and warrants to purchase an aggregate of 2,488,916 shares of our common stock, which equals up to 3,403,916 shares of our common stock in the aggregate that Cornell could receive pursuant to its outstanding transactions with the Company.

     Under the securities laws, an "affiliate" of an issuer is generally a person that directly or indirectly controls the issuer. This definition is a facts and circumstances test and affiliate status must be determined by considering all relevant factors. Rule 405 under the Securities Act defines the term "control" to mean "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise." While no specific guidance is provided, the factors that are generally considered include stock ownership, directorship, officership, and family ties. See , affd .

     Cornell's warrants to purchase up to 2,488,916 shares of common stock are subject to 4.99% ownership cap provisions contained in the warrants. Accordingly, Cornell does not have the right to acquire beneficial ownership of such shares within sixty days. This concept is a basic tenant of securities law and is well established in case law. See Levy v. Southbrook Int'l Invs., Ltd., 263 F.3d 10; 2001 U.S. App. LEXIS 19002 (2nd Cir.) (holding that where a binding conversion cap denies an investor the right to acquire more than 10% of the underlying equity securities of an issuer, at any one time, the investor is not, by virtue of his or her ownership of convertible securities, the beneficial owner of more than 10% of those equity securities within the meaning of Rules 13d-3(a) and 13d-3(d)(1)(i) of the Exchange Act. The court based this holding on the SEC's position set forth in its amicus brief).

     Cornell's ownership of the Company's common stock is below five percent as described above. Cornell does not hold any seats on the Company's Board of Directors, nor has any designees serving on the Board, or any rights to appoint Board members. Similarly, Cornell has no affiliation with any officers of the Company or rights to appoint any officers. No person associated with Cornell has any family relationships with any affiliates, officers or directors of the Company, or with any other shareholders of the Company which, combined with Cornell's ownership, would have any impact Cornell's affiliate status. Due to the fact that Cornell owns less than five percent of the Company's voting securities and has no representatives on the Board or as officers of the Company, we do not believe that Cornell is an affiliate of the Company.

Ms. Jennifer Hardy
March 11, 2008
Page 3


4. We note your response to prior comment 8, however, cannot locate the number of outstanding shares in response to prior comment 7. Please tell us the number of shares of common stock outstanding held by non-affiliates and tell us how you came up with that number.

     We have added a column to the chart on page 86 to disclose the number of shares of common stock outstanding held by non-affiliates prior to such transaction date. We calculated such number of shares of common stock outstanding held by non-affiliates by (1) determining which individuals or entities were affiliates prior to each transaction date; (2) calculating each affiliates' ownership prior to each transaction date by reference to our files; and (3) deducting the affiliate shares from the total shares outstanding prior to each transaction date.

Risk Factors, page 15
---------------------

5. Please tell us why you deleted the risk factor relating to the going concern opinion.

     Please note that the report of our independent registered public accounting firm dated January 28, 2008 did not contain a going concern opinion. Accordingly, we have added the following risk factor on page 12 of the prospectus in lieu of the risk factor relating to the going concern opinion:

     There is no assurance that unforeseen circumstances will not have a material effect on our business that could require us to raise additional capital or take other measures to conserve liquidity in order to sustain operations.

     We have historically incurred net losses from operations, including a net loss of $3,889,534 during the fiscal year ended October 31, 2007. For the fiscal year ended October 31, 2007, net cash provided by operating activities was $5,042,260. As of October 31, 2007, we had cash and cash equivalents of $11,612,863 and had working capital of $2,348,568.

     We have historically raised funds through the sale of equity and debt instruments. During the fiscal year ended October 31, 2007, we received net cash proceeds of approximately $4,699,000 from various investors in consideration of the sale of 2,081,149 shares of our common stock pursuant to various private placement transactions. In addition, through October 31, 2007, we received payments of $8,250,000 in conjunction with two new sales agreements. Subsequent to October 31, 2007, we received an additional payment of $1,445,500 in connection with these sales agreements.

Ms. Jennifer Hardy
March 11, 2008
Page 4


     Although we believe that we have sufficient liquidity to sustain our existing business for at least the next twelve month period, there is no assurance that unforeseen circumstances will not have a material effect on our business that could require us to raise additional capital or take other measures to conserve liquidity in order to sustain operations. There can be no assurance that we will be able to raise additional capital on favorable terms, or at all, in the future.

Cautionary Note Regarding Forward-Looking Statements, page 34
-------------------------------------------------------------

6. Please delete the revised disclosure regarding the Private Securities Litigation Reform Act of 1995 since it does not apply to statements made by a penny stock issuer. See Section 27A(b)(1)(C) of the Securities Act of 1933.

     We have revised the disclosure on page 30 of the prospectus to delete the reference to the Private Securities Litigation Reform Act of 1995.

Use of Proceeds, page 34
------------------------

7.   Please disclose the use of proceeds from the exercise of warrants.

     We have added the requested additional disclosure on page 30 of the prospectus.


Management's Discussion and Analysis, page 34
---------------------------------------------
Results of Operations, page 36
------------------------------

8. We have read your response to comment 16 in our letter dated July 3, 2007. Please address the following:

          o As previously requested, disclose all the financial statement line items that are impacted by the distribution agreement transactions, and the proportion of the deferred revenue liability balance at each balance sheet date that is comprised of distribution rights. That is, please include the clarifying information contained in your response related to this particular item. We note limited disclosure has been made on pages 44 and F-37 of your amended filing.

     The revenue sections for all of the annual periods presented within Management's Discussion and Analysis in the revised prospectus were revised to make the requested disclosures.

Ms. Jennifer Hardy
March 11, 2008
Page 5

          o We note that the revenues recognized for the three and nine months ended July 31, 2007 are primarily attributable to the "completed installation in Mihama" (three months ended July 31,
               2007), the "overhaul project in Mihama" (three months ended July 31, 2007), and the "ongoing installation in Mihama" (nine months ended July 31, 2007). Please revise your document to clearly delineate the number of projects that have occurred or are occurring presently in Mihama, and the nature and timeframe of each. Given this disclosure, please explain to us why you have told us in your response letter that there was no revenue attributable to "the Mihama project" in the first quarter of 2007.

     The revenue sections for all of the annual periods presented within Management's Discussion and Analysis in the revised prospectus were revised to make the requested disclosures. There were no revenues attributable to the Mihama project during the first quarter of 2007, which is consistent with our contract terms.

          o You have told us that the nature of the overhaul project in Mihama relates to field service support including replacement parts for the Himeji site during November and December 2005. Revise your document to disclose this fact, and the purpose/project the Himeji site is for, as you make no mention of this site in your filing.

The revenue sections for all of the annual periods presented within Management's Discussion and Analysis in the revised prospectus were revised to make the requested disclosures. Please note that our disclosure refers to a site "near Kobe, Japan", which we believe is a location which is more recognizable to the readers of our financial statements, than "Himeji".

9. We have read your response to comment 17 in our letter dated July 3, 2007. Revise your document to discuss the changes in interest expense for the interim and annual periods presented. We note, in particular, that interest expense increased from $18,512 at October 31, 2005 to $154,687 at October 31, 2006.

     Management's Discussion and Analysis in the revised prospectus discusses the change in interest expense for all of the annual periods presented.


Executive Compensation, page 70
-------------------------------

10. Please update to include compensation information for the fiscal year ended October 31, 2007. Please note that at this time you are required to comply with the new disclosure and new tables required by Item 402 of Regulation

Ms. Jennifer Hardy
March 11, 2008
Page 6


     S-K, including the director compensation table and compensation discussion and analysis.

     The revised prospectus contains updated executive and director compensation disclosure for the fiscal year ended October 31, 2007 in accordance with the new rules and new tables required by Item 402 of Regulation S-K.


Selling Stockholders, page 82
-----------------------------
Descriptions of Private Placement Transactions, page 83
-------------------------------------------------------

11. Please delete the information relating to the transactions with Financial Alchemy and Ann Ritson since they no longer appear to be selling shares.

     We have revised the disclosure on page 81 of the prospectus to delete the references to the transactions with Financial Alchemy, LLC and Ann Ritson.

Independent Auditor's Report, page F-3
--------------------------------------

12.  Please have Kostin, Ruffkess & Company, LLC sign their audit report.

     The audit report of Kostin, Ruffkess & Company, LLC is no longer needed since we have included financial statements for the last three fiscal years, all of which have been audited by Marcum & Kliegman LLP.

July 31, 2007 Financial Statements
----------------------------------
Note 2 -Significant Accounting Policies, page F-31
--------------------------------------------------

Revenue Recognition, page F-32
------------------------------

13. We have read your response to comment 22 in our letter dated July 3, 2007. You state that during May 2007, you entered into an agreement to sell three of your Plasma Converter Systems to a customer, but that as of July 31, 2007, delivery of the Plasma Converter Systems had not yet occurred. You state that you are currently evaluating the provisions of EITF 00-21 to determine its effect on this transaction. Please tell us why you are not yet able to determine the impact EITF 00-21 will have on this sale, since it appears that the information needed to resolve this matter is readily available. We note that delivery of a product does not preclude the analysis set forth in EITF 00-21.

     We have reviewed the provisions of EITF 00-21 and have concluded that they do not apply to this transaction.

Ms. Jennifer Hardy
March 11, 2008
Page 7


     The Task Force consensus on EITF 00-21 requires that the combination of goods, services, and rights to use assets sold to customers under single contractual arrangements should be divided into separate units of accounting at an arrangement's inception and as each item is delivered when - according to paragraph 9 - all of the following exist:

     1. Delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).
     2. There is objective and reliable evidence of the fair value of the undelivered item(s).
     3. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

          Criteria 1: Our PCS processor is designed using proprietary plasma-processing technology. Each PCS sold by us is customized based on a customer's unique requirements for processing specific types of waste (hazardous and non-hazardous) and industrial by-products. The use of plasma-based technology for processing of wastes is in the early stages of commercial development. Consequently, plasma-based waste processing equipment currently available from market participants - including ours - is not standardized. Service deliverables by the Company such as installation, performance testing and warranty servicing on our PCS processors could not be performed by a competitor or a general contractor who would lack the detailed working knowledge of this unique equipment resulting from a lack of processor equipment standardization. Likewise, the Company would be unable to install, test and service the equipment of its competitors. Other deliverable services and goods items such as system-use training and processor operation manuals would only be of value to an owner/operator of a Startech PCS processor. Therefore, the first condition for separation is not met since delivery of no one specific item can be individually sold by the Company or resold by any customer on a standalone basis.

          Criteria 2: Since our first sale/installation of a single PCS processor in 2002, no additional PCS processor sales/installations have materialized until the sale under discussion. Since there is no established market for our PCS processor and no comparable products are offered by competitors, objective and reliable evidence of an undelivered items' fair value does not exist. Accordingly, the second condition for separation is not met.

          Criteria 3: Customers do not have rights of return and, therefore, the third condition for separation is not met. We have modified our disclosures with respect to revenue recognition accordingly.

Ms. Jennifer Hardy
March 11, 2008
Page 8


Note 4 -Equipment and Leasehold Improvements, page F-33
-------------------------------------------------------

14. You state that during the nine months ended July 31, 2007, you deemed certain components of your construction in progress impaired, and accordingly, recorded an impairment charge in the amount of $126,000. Please revise your document to comply with paragraph 47a. of SFAS 144.

     Note 4 within the Notes to Consolidated Financial Statements in the revised prospectus has been revised to comply with paragraph 47a. of SFAS 144.

Form 8-K filed 5/31/07
----------------------

15. We understand that you intend to withdraw the application for confidential treatment for Exhibit 10.1. Please file a letter with the office of the Secretary to withdraw this request and refile an unredacted version of
     Exhibit 10.1.

     We intend to file a letter with the Commission withdrawing our application for confidential treatment for Exhibit 10.1, with respect to the purchase price listed therein, and to file a Form 8-K/A containing a revised version of Exhibit 10.1, in which the purchase price is unredacted, promptly following the filing of the amendment to the Registration Statement with the Commission.





     If you have any questions, please do not hesitate to contact David J. Levine of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9121, or me at the above telephone and facsimile numbers.


                                          Very truly yours,

                                          Startech Environmental Corporation

                                          By:      /s/ Peter J. Scanlon
                                                   -----------------------------
                                          Name:    Peter J. Scanlon
                                          Title:   Chief Financial Officer

cc:      David J. Levine, Esq.
         Joshua Davis, Esq.
         Scott S. Rosenblum, Esq.